Form 4 - Exhibit 99

Name of Reporting Person: Name of Issuer: Transaction Date:	Anthony Giordano, III Central Jersey Bancorp (CJBK) May 3, 2005

Explanation of Responses and Additional Information

Including the shares of Common Stock of the Issuer reported on the Form 4 filed in connection herewith, the reporting person indirectly owns 253 shares which are held by Mr. Giordano as custodian for his son under the Uniform Transfer to Minors Act, as to which shares he disclaims any beneficial interest.